Exhibit 20

Dear Investor in OMIF:

A few people have called lately to ask if their money is safe in light of the turmoil in the financial markets.  My answer is always based on what I know today and that is yes.  As you all know we use the money that is invested in Owens Mortgage Investment Fund to make short term real estate loans.  These loans have a usual maturity of one to three years.  The people who we lend money to are usually professional real estate investors.  We make loans to these investors primarily for the acquisition of commercial buildings or the development of property.

Sometimes the investments do not work out the way the borrower planned.  This results in the restructure of the loan or, if that is not possible, a foreclosure of the property securing the loan.  If we have to foreclose and take a property it is usually because the borrower has run out of money and cannot sell or refinance the property quickly enough to satisfy our loan.

When we foreclose on a loan and acquire the property, the Fund then owns the property.  We determine what we need to do with the property to maximize the return to the Fund.  In some cases, this is to sell the property as quickly as possible.  In other cases it means holding and managing the property.  Our goal is to sell properties when we feel that we can obtain the maximum return to the Fund.

We have acquired five properties through foreclosure this year.  These properties are: a brand new mini storage facility in Stockton, a commercially zoned lot at the corner of Highway 1 and Highway 92 in Half Moon Bay, an office condominium project in Roseville, two residential lots in Sacramento, and a shopping center in Hilo, Hawaii.  These loans represented approximately 6% of the book value assets of Owens Mortgage Investment Fund.

We are operating the mini storage until we can increase the occupancy and thereby increase the value.  We are completing the Environmental Impact Report with the City of Half Moon Bay, and we intend to sell the property once a development plan is approved.  The office condominiums are being sold or rented. The two lots are listed for sale.  We are seeking a buyer for the shopping center in Hilo while we are seeking new tenants for the vacant spaces.

I am not trying to give you a detailed explanation of these transactions, just a better understanding of the process that occurs when a borrower defaults on a loan.  This is the process we have performed on over 40 properties since the Fund was started in 1984.  This is the process we will continue to employ to maximize the security and value for the Fund.

Over the years some Limited Partners have withdrawn their money from the Fund, which is allowed under the Partnership Agreement.  Since the Fund is designed as a long term investment, the withdrawals have usually been for personal reasons and have never exceeded 10% of the Fund’s limited partner capital, which is the maximum withdrawal that is allowed per calendar year.

The money for withdrawals comes from new Limited Partner investments and from loans that pay off.  Normally the pace of withdrawals never exceeds the cash available to meet those withdrawals, because normally loans payoff frequently.  As banks and other lending institutions have restricted their lending, the payoffs of our loans have slowed.  This results in there being less money than normal available to meet the withdrawal requests from Limited Partners.  If we do not have enough cash from new Limited Partner investments or from loans that payoff, we may not be able to meet the withdrawal requests from Limited Partners until we have the money to meet those requests.

Normally less than 10% of the units held by Limited Partners in the Fund are withdrawn in any give year.  However, this year is not shaping up to be a normal year.  As of the end of November this year the withdrawal requests will likely reach 10% of the Limited Partners capital in the Fund.  When the withdrawals from the Fund for any calendar year reach 10% of the Limited Partner capital in the Fund, then any withdrawal requests will be pushed over into the next calendar year. This means that once 10% of the Fund’s Limited Partner capital is withdrawn in any calendar year; there will be no more withdrawals from the Fund for the rest of the year.

To summarize:

1.
The money to satisfy withdrawal requests from the Fund comes from loans that payoff and from new Limited Partner investments.  If we don’t have enough money from either of these sources to meet the withdrawal requests for a particular month, then the withdrawal request may be delayed until we do have the money.

2.	If the total withdrawal requests in any calendar year exceed 10% of the total of all Limited Partners capital, then there cannot be any more withdrawals for the year.

We are aware that a few people are withdrawing money from their accounts because they are nervous about the economy and in some cases nervous about the security of the Fund.  We too are nervous about the economy.  However, we are comfortable with the assets held by the Fund.  The security for the money invested in the Fund is real estate loans and the property that secures those loans.  We expect some of the loans in the Fund will default and that we will own the properties that secured the loans.  We expect that the properties will be worth at least as much as the loans we made on the properties.  We expect that we will sell the properties when we can achieve an attractive return for the Fund.

These times require patience and confidence.  We are confident that the decisions we made when we invested Owens Mortgage Investment Fund’s money were decisions that would provide adequate security for the Fund.  We are patient enough to wait for those decisions to be proven correct.  We hope you will do the same.

We are interested in your concerns and are more than happy to talk with you about Owens Mortgage Investment Fund.  Please feel free to call the office any time and talk with me, Andy Navone, Bill Dutra, Bryan Draper, or Melina Platt.

Thank you for your continued support.

Sincerely,

/s/ William C. Owens
William C. Owens